Via Facsimile and U.S. Mail
Mail Stop 6010

May 1, 2008

Ms. Deborah A. Smeltzer
Vice President, Operations and Chief Financial Officer
Dynavax Technologies Corporation
2929 Seventh Street, Suite 100
Berkeley, California 94710

Re: **Dynavax Technologies Corporation**
       Form 10-K for Fiscal Year Ended December 31, 2006
       Form 10-Q for quarterly period ended September 30, 2007
       File No. 0-50577

Dear Ms. Smeltzer:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                                Sincerely,

                                                Joel Parker
                                                Branch Chief